

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 1, 2015

Julio A. Torres
Chief Executive Officer
Andina Acquisition Corp. II
250 West 57th Street, Suite 2223
New York, NY 10107

> **Re:** **Andina Acquisition Corp. II**
> **Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-207037**

Dear Mr. Torres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. We note your risk factor disclosure that you are required to give a minimum of only ten days' notice for each general meeting, and that holders may not have sufficient time to

receive the notice and deliver their shares for conversion. Please include this information in your prospectus summary.

3. We note your disclosure that fair market value of the target will be determined by your board of directors based upon one or more standards generally accepted by the financial community. Please revise to disclose, if accurate, that the board of directors will have significant discretion in choosing the standard used to establish the fair market value of the target acquisition.

Automatic liquidation if no business combination, page 11

4. Please file all agreements with Mr. Weil, including the agreement pursuant to which he has agreed to be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money.

Risks Associated with Our Business, page 15

We intend to effect a business combination with a company located outside of the United States…, page 27

5. Please tailor your disclosure to also discuss any material risks of operating in the Andean region.

Opportunities in the Andean Region and Central America, page 44

6. We note your disclosure regarding the "rapid and sustainable growth patterns in the [Andean] region." Please revise to clarify how the growth patterns are "sustainable." In addition, please balance the data provided in this section regarding the individual countries by providing updated disclosure. For example, we note that certain information that you provide regarding Peru is as of 2000.

7. We note that you reference information from the World Bank and the International Monetary Fund. Please provide for our review the reports from which you have obtained such information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey M. Gallant, Esq.
Graubard Miller